

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Anshu Bhatnagar
Chief Executive Officer
Verus International, Inc.
9841 Washingtonian Blvd., #390
Gaithersburg, MD 20878

   Re: Verus International, Inc.
    Registration Statement on Form S-1
    Filed July 27, 2020
    File No. 333-240123

Dear Mr. Bhatnagar:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cara Wirth at (202) 551-7127 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Tad Mailander, Esq.